MONTHLY REPORT - MAY 2009
                             Global Macro Trust
             The net asset value of each unit as of May 31, 2009
              was $1,220.63, down 3.66% from $1,267.04 per unit
                           as of April 30, 2009.

                                      Managing          Unit
                                       Owner           Holders         Total
Net Asset Value (769,112.337       $ 10,959,721      963,539,430    974,499,151
   units) at April 30, 2009
Addition of 18,401.779 units on               0       23,315,853     23,315,853
   May 1, 2009
Redemption of 6,852.223 units on             (0)      (8,364,029)    (8,364,029)
   May 31, 2009*
Net Income (Loss) - May 2009           (341,045)     (35,936,756)   (36,277,801)
                                   -------------  --------------  --------------
Net Asset Value at May 31,         $ 10,618,676      942,554,498    953,173,174
   2009                            =============  ==============  ==============
Net Asset Value per Unit at
May 31, 2009 (780,888.735
units inclusive of 226.842
additional units.)                                 $    1,220.63

                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts    $  (33,481,282)  (23,689,551)

      Change in unrealized gain (loss) on open         2,170,431   (63,758,180)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0              0
         obligations
      Change in unrealized gain (loss) from U.S.       (834,571)    (5,311,994)
         Treasury obligations


   Interest income                                    1,105,471      6,624,465

   Foreign exchange gain (loss) on margin               355,217        297,734
      deposits
                                                  --------------  -------------
Total: Income                                       (30,684,734)   (85,837,526)

Expenses:
   Brokerage commissions                              5,363,377     28,230,282

   20.0% New Trading Profit Share                             0         31,726

   Custody Fees                                               0         52,491

   Administrative expense                               229,690      1,175,451
                                                 ---------------  -------------
Total: Expenses                                       5,593,067     29,489,950

Net Income (Loss) - May 2009                     $  (36,277,801)  (115,327,476)


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                   To the best of my knowledge and belief,
                                   the information contained herein is
                                   accurate and complete.

                                       /s/ Harvey Beker
                                       Harvey Beker, Co-chief Executive Officer
                                       Millburn Ridgefield Corporation
                                       Managing Owner
                                       Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                       June 8, 2009


Dear Investor:

Global Macro Trust ("GMT") was down 3.66% for May, 2009. Year-to-date the Trust is down 10.97%.

In May, losses were sustained from commodity, interest rate, currency and stock index trading.

Throughout the month, a number of macro-economic themes reinforced each other. The dollar sold off as financial markets and economies showed some signs of stabilizing and demand for dollars as a safe harbor from Armageddon abated.
The weaker dollar supported commodity prices, as did fears of inflation, improved consumer confidence and capital-goods orders and an upward revision in first quarter GDP. The weaker dollar, higher commodity prices, the Treasury's astronomical borrowing needs and the Fed's quantitative easing which monetizes government debt combined to send interest rates on intermediate and long-term government debt markedly higher, even as short-term rates remained near zero. U.S. and international equity markets focused on the improvements in economic indicators - even though factors such as unemployment are still getting worse albeit at as lower rate - and registered another positive month.

The energy markets led the way up for commodity prices (retail gasoline was up 19% in May), notwithstanding bearish global supply and demand data. There appears to be a desire by energy bulls to get ahead of the economic improvements they foresee. The IMF, on the other hand, doesn't expect the global recession to end and unemployment to drop until next year. The Trust sustained losses on short energy and agricultural commodity positions while metal trading was approximately flat.

Moderate losses were sustained on the Trust's portfolio allocations in the financial markets: long positions in U.S, European and Australian note and bond positions; long positions in the dollar versus several previously beaten down currencies; and short positions in European, U.S. and Japanese stock index futures.

                                      Very truly yours,


                                      Millburn Ridgefield Corporation
                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman